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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 11)(1)


                            PRICE LEGACY CORPORATION
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                                (Name of Issuer)

              8 3/4% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK
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                         (Title of Class of Securities)

                                    74144P205
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                                 (CUSIP Number)

                                 JAMES F. CAHILL
                                 PRICE ENTITIES
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 23, 2003
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 pages)


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     1   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 74144P205              SCHEDULE 13D/A                PAGE 2 OF 8 PAGES


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         NAME OF REPORTING PERSONS
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Sol Price

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         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                   (a) [_]
                                                                    (b) [X]
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         SEC USE ONLY
3
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         SOURCE OF FUNDS
4
         OO
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         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5        PURSUANT TO ITEMS 2(d) or 2(e)                                 [_]

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         CITIZENSHIP OR PLACE OF ORGANIZATION
6
         United States of America
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                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            4,267,177  (See Item 5)
           SHARES                   --------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8
                                            4,159,502  (See Item 5)
          OWNED BY                  --------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            4,267,177  (See Item 5)
           PERSON                   --------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10
                                            4,159,502  (See Item 5)
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         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         8,426,679  (See Item 5)
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         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
         [_]
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         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         30.7%  (See Item 5)
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         TYPE OF REPORTING PERSON*
14
         IN
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                     * See instructions before filling out!

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CUSIP NO. 74144P205              SCHEDULE 13D/A                PAGE 3 OF 8 PAGES


         This Amendment No. 11 to Schedule 13D relates to the 8 3/4% Series A Cumulative Redeemable Preferred Stock ("Series A Preferred Stock") of Price Legacy Corporation, a Maryland corporation ("Price Legacy"), and further amends the Schedule 13D, filed by Sol Price with the Securities and Exchange Commission (the "SEC") on August 27, 1998 (the "Original 13D"), as amended by Amendments No. 1 through 10 thereto (the Original 13D, as so amended, being the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) of the Schedule 13D are amended and restated as follows:

  (a) Mr. Price may be deemed to beneficially own 8,426,679 shares of Series A Preferred Stock, which represent approximately 30.7% of the outstanding Series A Preferred Stock, as follows:(2)

                  (i) 4,000,000 shares as the sole trustee of the Price Family Charitable Trust U/T/D 03/13/84 ("PFCT");(3)

                  (ii) 267,177 shares as the sole trustee of the Sol & Helen Price Trust U/T/D 2/20/70 ("SHPT");(4)

                  (iii) 1,709,502 shares as a director of The Price Family Charitable Fund ("PFCF") and of which Mr. Price disclaims beneficial ownership;

                  (iv) 1,000,000 shares as a manager of The Price Group LLC, a California limited liability company (the "Price Group"), and of which Mr. Price disclaims beneficial ownership; and

                  (v) 1,450,000 shares as a director of San Diego Revitalization Corp., a California nonprofit corporation ("SDRC"), and of which Mr. Price disclaims beneficial ownership.

         These shares exclude 7,547,695 shares of Series A Preferred Stock which may be deemed to be beneficially owned by Robert Price, the son of Mr. Price, and of which Mr. Price disclaims beneficial ownership.

  (b)    The power to vote and dispose of these 8,426,679 shares is as follows:

                  (i) As the sole trustee of each of PFCT and SHPT, Mr. Price has sole power to vote and dispose of 4,267,177 shares.

                  (ii) As a director of PFCF, Mr. Price may be deemed to share the power to vote and dispose of 1,709,502 shares with Mr. R. Price, James F. Cahill, Jack McGrory, Allison Price, Helen Price, William Gorham, Murray Galinson, and Joseph R. Satz, each of whom is an officer and/or director of PFCF (collectively, the "PFCF Officers and


----------------------------

     2   All calculations of percentage ownership in this Schedule 13D is based on approximately 27,434,166 shares of Series A Preferred Stock estimated to be outstanding as of September 30, 2003, as reported in the Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2003, filed by Price Legacy with the SEC on November 12, 2003.

     3   Excludes shares pledged to PFCT as collateral to secure loans made by
PFCT.

     4   Excludes shares pledged to SHPT as collateral to secure loans made by
SHPT.

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CUSIP NO. 74144P205              SCHEDULE 13D/A                PAGE 4 OF 8 PAGES


                           Directors"). Mr. Price disclaims beneficial ownership of these shares.

                  (iii) As a manager of Price Group, Mr. Price may be deemed to share the power to vote and dispose of 1,000,000 shares with Mr. R. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Kathy Hillan, and Mr. Satz, each of whom is a manager of Price Group (collectively, the "Price Group Managers"). Mr. Price disclaims beneficial ownership of these shares.

                  (iv) As a director of SDRC, Mr. Price may be deemed to share the power to vote and dispose of 1,450,000 shares with Mr. R. Price, Mr. Cahill, Mr. McGrory, Ms. A. Price, Mr. Gorham, Mr. Galinson, Ms. Hillan, and Mr. Satz (collectively, the "SDRC Officers and Directors").

         The principal occupation of Mr. R. Price is interim Chief Executive Officer of PriceSmart, Inc., a Delaware corporation ("PriceSmart"). The principal occupation of each of Mr. Cahill, Mr. Galinson, Ms. Hillan, and Mr. Satz is manager of the Price Group. Mr. Cahill is also interim Chief Financial Officer of PriceSmart. The principal occupation of Mr. McGrory is Chief Executive Officer of Price Legacy. Mr. McGrory is also a manager of the Price Group. The principal occupation of Mr. Gorham is self-employed investor. Ms. A. Price and Ms. H. Price are not presently employed.

         The business address of each of the PFCF Officers and Directors, the Price Group Managers, and the SDRC Officers and Directors is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

         During the last five years, none of the PFCF Officers and Directors or the Price Group Managers or the SDRC Officers and Directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

         Each of the PFCF Officers and Directors, the Price Group Managers, and the SDRC Officers and Directors is a U.S. citizen.

         The information set forth in Item 2 above is incorporated herein in its entirety in response to this Item 5(b).

Item 5(c) of the Schedule 13D is amended to add the following:

  (c) On December 10, 2003, the Price Group purchased 31,200 shares of Series A Preferred Stock from SHPT for $16.24 per share in a private transaction.

         The information set forth in Item 6 of the various Schedule 13Ds, and amendments thereto, filed by each of PFCF, Price Group, and SDRC with the SEC from time to time with respect to Price Legacy securities is incorporated herein in its entirety in response to this Item 5(c).


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is amended to add the following:

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CUSIP NO. 74144P205              SCHEDULE 13D/A                PAGE 5 OF 8 PAGES


         As disclosed in Amendment No. 8 to Schedule 13D, filed by Mr. Price with the SEC on August 30, 2002, SDRC borrowed $23,200,000 from the Price Family Charitable Trust ("PFCT") on August 23, 2002 (the "August 2002 Loan") in connection with its purchase of 1,450,000 shares of Series A Preferred Stock from PFCT on August 23, 2002. On August 14, 2003, SDRC and PFCT extended the maturity date of the August 2002 Loan from August 23, 2003 to August 23, 2004. The current outstanding principal balance of the August 2002 Loan is approximately $16,200,000.

         On December 23, 2003, SDRC borrowed (i) $4,000,000 from the SHPT (the "SHPT Loan") and (ii) $6,000,000 from PFCT (the "PFCT Loan"). Each of the SHPT Loan and the PFCT Loan bears interest at the rate of 7% per annum and matures on December 31, 2004. The foregoing description of the SHPT Loan and the PFCT Loan is qualified in its entirety by reference to the promissory notes evidencing, respectively, the SHPT Loan and the PFCT Loan, which have been incorporated by reference into this Schedule 13D as Exhibits 1 and 2 hereto, respectively, and which are hereby incorporated herein by reference in their entirety in response to this Item 6.

         In connection with the SHPT Loan, SDRC and SHPT entered into a Pledge and Security Agreement, dated as of December 23, 2003 (the "SHPT Pledge Agreement"), pursuant to which SDRC pledged 322,222 shares of Series A Preferred Stock to SHPT to secure the SHPT Loan. Under the SHPT Pledge Agreement, SHPT does not have the right to vote or dispose of any of the shares pledged thereunder unless SDRC is in default under the SHPT Loan.

         In connection with the PFCT Loan, SDRC and PFCT entered into a Pledge and Security Agreement, dated as of December 23, 2003 (the "PFCT Pledge Agreement"), pursuant to which SDRC pledged 483,333 shares of Series A Preferred Stock to PFCT to secure the PFCT Loan. Under the PFCT Pledge Agreement, PFCT does not have the right to vote or dispose of any of the shares pledged thereunder unless SDRC is in default under the PFCT Loan.

         The foregoing description of the SHPT Pledge Agreement and the PFCT Pledge Agreement is qualified in its entirety by reference to the SHPT Pledge Agreement and the PFCT Pledge Agreement, which have been incorporated by reference into this Schedule 13D as Exhibits 3 and 4 hereto, respectively, and which are hereby incorporated herein by reference in their entirety in response to this Item 6.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is amended and restated as follows:

         Exhibit No.                     Description of Exhibit
         -----------                     ----------------------

              1 Promissory Note, in the principal amount of $4,000,000, executed and delivered as of December 23, 2003, by San Diego Revitalization Corp. in favor of the Sol & Helen Price Trust (incorporated by reference to Exhibit B to Amendment No. 3 to Schedule 13D filed by San Diego Revitalization Corp. with the SEC on January 9, 2004).

              2 Promissory Note, in the principal amount of $6,000,000, executed and delivered as of December 23, 2003, by San Diego Revitalization Corp. in favor of the Price Family Charitable Trust (incorporated by reference to Exhibit C to Amendment No. 3 to Schedule 13D filed by San Diego Revitalization Corp. with the SEC on January 9, 2004).

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CUSIP NO. 74144P205              SCHEDULE 13D/A                PAGE 6 OF 8 PAGES


              3 Pledge and Security Agreement, dated as of December 23, 2003, by and between San Diego Revitalization Corp. and the Sol and Helen Price Trust (incorporated by reference to Exhibit G to Amendment No. 3 to
                           Schedule 13D filed by San Diego Revitalization Corp. with the SEC on January 9, 2004).

              4 Pledge and Security Agreement, dated as of December 23, 2003, by and between San Diego Revitalization Corp. and the Price Family Charitable Trust (incorporated by reference to Exhibit H to Amendment No. 3 to Schedule 13D filed by San Diego Revitalization Corp. with the SEC on January 9,
                           2004).

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CUSIP NO. 74144P205              SCHEDULE 13D/A                PAGE 7 OF 8 PAGES


                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  January 12, 2004


                                    SOL PRICE


                                    /s/ Sol Price
                                    ------------------------------------

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CUSIP NO. 74144P205              SCHEDULE 13D/A                PAGE 8 OF 8 PAGES


                                  EXHIBIT INDEX


         Exhibit No.                     Description of Exhibit
         -----------                     ----------------------

              1 Promissory Note, in the principal amount of $4,000,000, executed and delivered as of December 23, 2003, by San Diego Revitalization Corp. in favor of the Sol & Helen Price Trust (incorporated by reference to Exhibit B to Amendment No. 3 to Schedule 13D filed by San Diego Revitalization Corp. with the SEC on January 9, 2004).

              2 Promissory Note, in the principal amount of $6,000,000, executed and delivered as of December 23, 2003, by San Diego Revitalization Corp. in favor of the Price Family Charitable Trust (incorporated by reference to Exhibit C to Amendment No. 3 to Schedule 13D filed by San Diego Revitalization Corp. with the SEC on January 9, 2004).

              3 Pledge and Security Agreement, dated as of December 23, 2003, by and between San Diego Revitalization Corp. and the Sol and Helen Price Trust (incorporated by reference to Exhibit G to Amendment No. 3 to
                           Schedule 13D filed by San Diego Revitalization Corp. with the SEC on January 9, 2004).

              4 Pledge and Security Agreement, dated as of December 23, 2003, by and between San Diego Revitalization Corp. and the Price Family Charitable Trust (incorporated by reference to Exhibit H to Amendment No. 3 to Schedule 13D filed by San Diego Revitalization Corp. with the SEC on January 9,
                           2004).